March 25, 2019

Nevan Elam
Chief Executive Officer
Rezolute, Inc.
201 Redwood Shores Parkway, Suite 315
Redwood City, CA 94065

       Re: Rezolute, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed on March 11, 2019
           File No. 000-54495

Dear Mr. Elam:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on March 11, 2019

Proposal 3 - Share Increase Proposal, page 12

1. The disclosure contained in your Form 8-K filed on January 31, 2019, and the Series AA
      Preferred Stock Purchase Agreement filed as Exhibit 10.3 to your Form 10-Q filed on
      February 14, 2019, indicate that:
        The Series AA Preferred Stock will automatically convert into shares of common stock effective upon an increase in your authorized common stock;
        On an as-converted basis, the purchasers of Series AA Preferred Stock beneficially own an aggregate of 54% of your common stock and that a change of control occurred;
        You have agreed to register the resale of the common shares issuable upon conversion of the Series AA Preferred Stock within 60 days of the closing date of the Series AA
         Preferred Stock financing.

      Accordingly, please amend your disclosure to provide a description of the terms of the
 Nevan Elam
Rezolute, Inc.
March 25, 2019
Page 2
      Series AA Preferred Stock financing, including disclosure required by
Item 11 and Item
      6(e) of Schedule 14A. Also revise to explain the effect of the transaction on your existing shareholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262
with any questions.



                                                            Sincerely,
FirstName LastNameNevan Elam
                                                            Division of
Corporation Finance
Comapany NameRezolute, Inc.
                                                            Office of
Healthcare & Insurance
March 25, 2019 Page 2
cc:       Anthony Epps, Esq.
FirstName LastName